Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS
	Q3, 2021	2020	2019	2018	2017	2016

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	9,578	8,396	11,270	11,106	10,276	9,398
less: gain from investees	243	242	650	559	407	414

	9,335	8,154	10,620	10,547	9,869	8,984

Fixed charges	1,104	1,661	1,894	1,475	1,147	1,251

Earnings	10,439	9,815	12,514	12,022	11,016	10,235

Fixed charges
Interest expense	1,104	1,661	1,736	1,332	1,014	1,123
Estimate of the interest within rental expense	—	—	158	143	133	128

Fixed charges	1,104	1,661	1,894	1,475	1,147	1,251

Preference security dividend requirements(1)	201	240	233	238	161	166

Fixed charges and preferred dividends	1,305	1,901	2,127	1,713	1,308	1,417

Ratio of earnings to fixed charges	9.46	5.91	6.61	8.15	9.60	8.18

Ratio of earnings to combined fixed charges and preferred dividends	8.00	5.16	5.88	7.02	8.42	7.22

Including interest on deposits
Earnings
Income from continuing operations before income taxes	9,578	8,396	11,270	11,106	10,276	9,398
less: gain from investees	243	242	650	559	407	414

	9,335	8,154	10,620	10,547	9,869	8,984

Fixed charges	6,056	12,392	15,765	12,019	9,025	8,044

Earnings	15,391	20,546	26,385	22,566	18,894	17,028

Fixed charges
Interest expense	6,056	12,392	15,607	11,876	8,892	7,916
Estimate of the interest within rental expense	—	—	158	143	133	128

Fixed charges	6,056	12,392	15,765	12,019	9,025	8,044

Preference security dividend requirements(1)	201	240	233	238	161	166

Fixed charges and preferred dividends	6,257	12,632	15,998	12,257	9,186	8,210

Ratio of earnings to fixed charges	2.54	1.66	1.67	1.88	2.09	2.12

Ratio of earnings to combined fixed charges and preferred dividends	2.46	1.63	1.65	1.84	2.06	2.07

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.